UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 001-38515

	A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

	B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Evergy, Inc.
1200 Main Street Kansas City, Missouri 64105

Internal Use Only

EVERGY, INC. 401(k) SAVINGS PLAN

TABLE OF CONTENTS
		Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		3-4

FINANCIAL STATEMENTS:

	Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024	5

	Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2025	6

	Notes to Financial Statements as of December 31, 2025 and 2024 and for the Year Ended December 31, 2025	7-15

SUPPLEMENTARY INFORMATION:

	Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025	16

Note:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security
	Act of 1974, as amended, have been omitted because they are not applicable.

	EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm – CBIZ CPAs P.C.

Report of Independent Registered Public Accounting Firm

Participants and Administrative Committee
Evergy, Inc. 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Evergy, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025 (Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee

Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CBIZ CPAs P.C.

We have served as the Plan's auditor since 2014.
Kansas City, Missouri
June 18, 2026

EVERGY, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2025 AND 2024

	2025	2024
ASSETS:
Participant-directed investments–at fair value (Note 3)	$1,662,815,527	$1,468,236,873
Receivables:
Notes receivable from participants	24,341,301	23,158,890
Employer contributions	4,677,576	4,204,078
Other	—	8,100
Total receivables	29,018,877	27,371,068

LIABILITIES:
Other	8,100	—
Total liabilities	8,100	—

NET ASSETS AVAILABLE FOR BENEFITS	$1,691,826,304	$1,495,607,941

See notes to financial statements.

EVERGY, INC. 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED DECEMBER 31, 2025

Additions:
Investment income:
Net appreciation in fair value of investments	$226,155,342
Interest	97,751
Dividends	9,243,698
Net investment income	235,496,791

Contributions:
Employer contributions	29,143,353
Participant contributions	60,925,889
Rollovers	1,767,766
Total contributions	91,837,008

Interest income on notes receivable from participants	2,163,613

Total additions	329,497,412

Deductions:
Benefits paid to participants	131,975,931
Administrative expenses	1,303,118
Total deductions	133,279,049

INCREASE IN NET ASSETS	196,218,363

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	1,495,607,941

End of year	$1,691,826,304

See notes to financial statements.

EVERGY, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024 AND FOR THE YEAR ENDED DECEMBER 31, 2025
___________________________________________________________________________

1.    PLAN DESCRIPTION

The following description of the Evergy, Inc. 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution plan sponsored by Evergy, Inc. that covers all full-time and part-time employees of Evergy Metro, Inc. (Metro) and Evergy Kansas Central, Inc. (EKC). The Company serves as the administrator of the Plan. Empower Retirement (Empower) serves as the recordkeeper for the Plan. Empower Trust Company, LLC serves as the trustee for the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

An Employee Stock Ownership Plan (ESOP) component was added to the Plan on January 1, 2002 for participants in the Evergy Metro Plan and on January 1, 2003 for the participants in the Evergy Kansas Central Plan. As of December 31, 2025, the ESOP component consisted of the portion of the Plan that was invested in shares of common stock of Evergy, Inc. (Parent common stock). Adding this component gives participants the option of receiving a direct cash distribution of any dividends paid on such Parent common stock held in participant elective contribution accounts and, if they are 100% vested as of the dividend record date, their Company match accounts. Dividends paid on Parent common stock are automatically reinvested, unless cash distribution was elected.

Eligibility - An employee becomes eligible to participate the first date the employee completes an hour of service and has made an election to make elective contributions including automatic contribution elections.

Employees’ participation in the Plan is defined based on employment dates and the original Company of hire. Metro non-union employees who were hired prior to September 1, 2007 could elect to continue to participate under the existing “Old Program” plan provisions (provisions prior to January 1, 2008) or under modified plan provisions “New Program”. Metro union employees hired before October 1, 2013 participate in the Old Program. Effective October 1, 2013, newly hired or rehired Metro union employees participate under the “Cash Balance Matching Program”. Effective January 1, 2014, newly hired or rehired non-union Metro employees participate in the “New Program Plus” feature of the Plan. “Post-Program Employees” are Metro non-union employees who first became eligible to participate on or after September 1, 2007 and before January 1, 2014. Effective December 1, 2019 “EKC Original Savings Employees” are EKC non-

union employees whose first date of employment is before May 31, 2018. “EKC Enhanced Savings Employees” are EKC non-union employees whose first day of employment or re-employment is after May 30, 2018. “Wolf Creek Savings Employees” are Wolf Creek union and non-union employees and “Wolf Creek Enhanced Savings Employees” are Wolf Creek non-union employees whose first day of employment or re-employment is after December 31, 2018.

Contributions – Contributions to the Plan include pre-tax and Roth contributions made by participants, Company matching contributions, non-elective Company contributions, and participant rollovers from other plans. Participants may change their contribution percentage as often as they would like and such changes are effective as soon as administratively possible, generally within two pay periods. Company matching contributions may be made in either cash or in Parent common stock, generally at the option of the Company. The Plan does not allow a participant to direct the Trustee to invest more than 15% of the participant’s account in Parent common stock.

Participants can contribute between 1% and 75% of eligible compensation as defined in the Plan subject to Plan and Internal Revenue Code (IRC) limitations. Contributions made by Cash Balance Matching Program participants, EKC Original Savings Employees and Wolf Creek Savings Employees up to the first 6% of eligible earnings, as defined by the Plan, are matched 75% by the Company. Wolf Creek Savings Employees that are part of one of the following groups, non-union and hired before January 1, 2013, are members of the Local Union No. 252 United Government Security Officers of America and hired before January 1, 2015, or members of Local Union No. 304 of the International Brotherhood of Electrical Workers and hired before January 1, 2016 receive Company matching contributions of 50% of the first 6% of eligible earnings as defined in the Plan document. Old Program Employees also receive company matching contributions of 50% of the first 6% of eligible earnings. Post Program, New Program and New Program Plus, EKC Enhanced Savings Employees and Wolf Creek Enhanced Savings Employees receive Company matching contributions equal to 100% of the first 6% of eligible compensation as defined in the Plan document and receive an annual non-elective contribution equal to 4% of eligible compensation.

Participants are immediately eligible to participate and receive Company matching contributions with the exception of EKC union employees who have a one year service requirement for company matching contributions. Participants are eligible for non-elective contributions after completion of 1000 hours of service. Participants who have attained age 50 are eligible to make catch-up contributions subject to Plan and IRC limitations. Participants who have attained age 60, 61, 62, or 63 are eligible to make super catch-up contributions subject to Plan and IRC limitations.

Subsequent to December 31, 2025, employer contributions of $4,677,576 attributable to the 2025 plan year were credited to participant accounts. These contributions were contributed by the Company in cash and Parent common stock based upon participant elections and are therefore presented as a receivable on the statement of net assets available for benefits as of December 31, 2025. Included in the contribution receivable was $3,525,337 as a non-elective contribution for those participants in the New Program Plus, Evergy Kansas Central Enhanced and Wolf Creek Enhanced programs. Subsequent to December 31, 2024, employer contributions of $4,204,078 attributable to the 2024 plan year were credited to participant accounts. These contributions were funded by the Company in cash and Parent common stock and are therefore presented as a receivable on the statement of net assets available for benefits as of December 31, 2024. Included in the contribution receivable was $3,078,974 as a non-elective contribution for those participants in the New Program Plus, Evergy Kansas Central Enhanced, and Wolf Creek Enhanced programs.

Investments – The Plan currently offers investment options including mutual funds, a money market fund, parent common stock, common/collective trust funds and a self-directed brokerage account. Matching contributions are directed into a target date mutual fund based on the participant’s normal retirement age unless the employee makes an affirmative election for a different investment option(s). Employee contributions are also invested in a target date fund based on the participant’s age unless the participant makes an affirmative election for a different investment option(s).
Participant Accounts – Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings/losses. A fee covering administrative costs of the Plan such as recordkeeping, auditing, legal, investment advisory and trustee/custodial services is deducted from participant accounts quarterly. This quarterly charge may be offset by credits to the participant’s account based on agreements between the fund providers in the participant’s portfolio and Empower. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are vested immediately in their elective contributions, Company matching contributions and actual earnings thereon. Participants vest in non-elective contributions after three years of service. Cash Balance Matching Program employees vest in Company matching contributions on a six-year graded vesting schedule.

Notes Receivable from Participants - Participants are permitted to borrow a specified portion of the balance in their individual account. Loan interest rates and terms are established by the Management Administrative Committee. Loans are evidenced by promissory notes payable to the Plan over a period up to five years for general purpose loans and up to 30 years for principal residence loans.

Payment of Benefits – Benefits are recorded when paid. Upon retirement, death, disability or termination of employment, all vested balances are paid to the participant or the participant’s beneficiaries in accordance with Plan terms. If the value of the participant’s account balance is $7,000 or less, payment shall be made to the participant as soon as practicable following termination of employment in a single lump sum distribution unless the participant directs the Plan to roll his or her account balance to another qualified plan or IRA.

Forfeited Accounts - At December 31, 2025 and 2024, there were $74,397 and $88,968 in forfeited non-vested accounts, respectively. These accounts will be used to pay expenses for administering the Plan or to reduce future matching contributions and/or New Program Plus contributions at the end of the plan year in which they became forfeitures. Forfeitures in the amount of $0 were used to pay 2025 administrative expenses. Forfeitures in the amount of $80,355 were used to offset employer contributions for the year ended December 31, 2025. ERISA Spending Account funds were used to pay 2025 administrative expenses.

Plan Termination- Although it has not expressed any intent to do so, the Company has the right                           under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants would become fully vested in all Company contributions.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks, Uncertainties and Concentrations - The Plan utilizes various investment instruments, including Parent common stock, mutual funds, various investment options through a self-directed brokerage account and common/collective trust funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Market risks include global events which could impact the value of the investment securities, such as pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the fair value of investment securities will occur in the near term and such changes could materially affect participant accounts and the amounts reported in the financial statements. At December 31, 2025 and 2024, approximately 3% of the Plan's investments are invested in Parent common stock. At December 31, 2025 and 2024, approximately 18% of the Plan's investments are invested in State St S&P 500 Index.

Investment Valuation and Income Recognition - The Plan's investments are reported at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.

Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and administrative expenses charged to the Plan for the Plan’s investments are deducted from income earned on a daily basis and are not separately reflected. Consequently,

investment management fees and administrative expenses are reflected as a reduction of investment income for such investments.

Administrative Expenses - Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document and governing contract. Investment-related expenses are included in net appreciation in fair value of investments.

Payment of Benefits - Benefit payments to participants are recorded when paid.

3.    FAIR VALUE OF INVESTMENTS

GAAP establishes a hierarchical framework for disclosing the transparency of the inputs utilized in measuring assets and liabilities at fair value. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the classification of assets and liabilities within the fair value hierarchy levels. In addition, the Plan measures certain investments that do not have a readily determinable fair value at net asset value (NAV), which are not included in the fair value hierarchy. Further explanation of these levels and NAV is summarized below.
Level 1 – Quoted prices are available in active markets for identical assets. The types of assets included in Level 1 are highly liquid and actively traded instruments with quoted prices.
Level 2 – Pricing inputs are not quoted prices in active markets but are either directly or indirectly observable.
Level 3 – Significant inputs to pricing have little or no transparency. The type of assets included in Level 3 are those with inputs requiring significant judgment or estimation.
NAV – Investments that do not have a readily determinable fair value are measured at NAV. These investments do not consider the observability of inputs and, therefore, are not included within the fair value hierarchy.
Asset Valuation Techniques - Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used. There have been no changes in the methodologies used at December 31, 2025 and 2024.
Common Stocks - Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds and Money Market Fund - Valued at the daily closing price as reported by the fund. Mutual funds and the money market fund held by the Plan are open-ended funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds and the money market fund held by the Plan are deemed to be actively traded.

Common Collective Trust Funds - Valued at the net asset value of units of a bank collective trust or its equivalent. The net asset value as provided by the trust is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the trust less its liabilities. This practical expedient is not used when it is determined to be probable that the trust will sell the investment for an amount different than the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan were to initiate a full redemption of a collective trust, the investment advisor generally reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
Stable Value Common Collective Trust - A stable value fund that is composed primarily of fully benefit-responsive investment contracts is valued at the NAV of units of the bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. Participant transactions (purchases and sales) may occur daily.
The following tables set forth by level within the fair value hierarchy provide a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2025 and 2024.

	Total December 31, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Parent common stock	$48,667,405	$48,667,405	$—	$—
Money market fund	22,726,410	22,726,410	—	—
Mutual funds	86,223,150	86,223,150	—	—
Self-directed brokerage account(a)	54,989,743	54,989,743	—	—
Total assets measured at fair value	212,606,708	$212,606,708	$—	$—

Common/collective trust funds measured at Net Asset Value	1,450,208,819
Total Investments at fair value	$1,662,815,527

	Total December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Parent common stock	$43,723,867	$43,723,867	$—	$—
Money market fund	19,417,975	19,417,975	—	—
Mutual funds	80,066,990	80,066,990	—	—
Self-directed brokerage account(a)	45,979,910	45,979,910	—	—
Total assets measured at fair value	189,188,742	$189,188,742	$—	$—

Common/collective trust funds measured at Net Asset Value(b)	1,279,048,131
Total Investments at fair value	$1,468,236,873
(a)The brokerage account is invested in a variety of classes of common stocks, mutual funds, exchange-traded funds and a fixed income security as directed by participants.

The valuation methods as described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
(b)In accordance with Subtopic 820-10, certain investments that are measured at fair value                                                                         using the net asset value per share (or its equivalent) have not been classified in the fair value hierarchy, and for the Plan this would include the common collective trust investments. There are a few investments with redemption restrictions and those are as follows:

MFS Growth Equity Fund CLS and ClearBridge Small Cap Growth R2 CIT- Advance written notice is required for any redemption directed by a Plan sponsor; redemptions of $1,000,000 or more of a Plan's assets invested in the Fund require five business days advance notice for most funds. Redemptions will be made on a pro rate basis from the Plan's interest in the Fund.

Eagle Mid Cap Growth CIT FDRS- A withdrawal request initiated by a participating plan for in excess of 20% of such participating plan's investment in a Fund must be provided to the Trustee not less than five business days prior to the proposed withdrawal date.

Putnam Large Cap Value Trust IA, Putnam Small Cap Growth Class S, and PGIM Total Return Bond CIT CL LP- The plan fiduciary expressly acknowledges and agrees to the restrictions on withdrawal set forth in the Declaration of Trust (including the applicable Fund Declaration as may be appended to the Declaration of Trust). Advance written notice of five business days is required for any plan sponsor directed withdrawal that will exceed one million.

Pioneer Multi-Sector Fixed Income CL R1-The fund requires a plan to provide advance written notice of five business days for plan directed withdrawals which will exceed $1,000,000 of the assets invested in the fund.

Goldman Sachs Stable Value Inst CL 1 and Goldman Sachs Stable Value Inst CL S- At the Plan level- the fund requires 12 months-notice for liquidation. The Plan can liquidate without 12 months-notice at current market value, but may incur a market value adjustment if the market value is less than book value. Participants are fully liquid but may be subject to transaction restrictions imposed by the Plan recordkeeper.

BlackRock LifePath Target Date Series- This agreement shall be terminated by the manager or the named fiduciary, at any time, by giving thirty days advance written notice to the other party. Such termination is effective upon the end of the notice period and redemption of all assets from the collective funds in which the participating plan is vested.

All other common collective trust funds are redeemed on a daily basis and do not have any redemption restrictions.

4.    RELATED PARTIES AND PARTIES-IN-INTEREST TRANSACTIONS

Empower serves as Recordkeeper of the Plan. Empower Trust Company, LLC (Empower) serves as trustee of the Plan. Plan investments at December 31, 2025 and 2024 include shares of Parent common stock and the self-directed brokerage account administered by Empower. Therefore, these transactions qualify as exempt party-in-interest transactions. Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of investments, as they are paid through revenue sharing, rather than a direct payment. Direct fees totaling $389,128 were paid to Empower in 2025. Empower Advisory Group, LLC, a wholly-owned subsidiary of Empower, provided managed investment services to certain participants and received fees totaling $808,951 in 2025. SageView Advisory Group serves as the ERISA 3(38) investment fiduciary manager for the Evergy 401(k) plan and received fees totaling $60,049.
As of December 31, 2025 and 2024, the Plan held 671,367 and 710,380 shares of common stock of Evergy, Inc., the sponsoring employer, respectively. During the year ended December 31, 2025, the Plan recorded dividend income from the Parent common stock of $1,838,703.
5.    FEDERAL INCOME TAX STATUS
The IRS (Internal Revenue Service) has determined and informed the Company by a letter dated February 28, 2022, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress.
6.    SUBSEQUENT EVENTS
The Company monitors significant events occurring after the statement of net assets available for benefits date and prior to the issuance of the financial statements to determine the impact, if any, of events on the financial statements issued. All subsequent events of which the Company is aware were evaluated through the filing date of this Form 11-K.

* * * * * *

EVERGY, INC 401(k) SAVINGS PLAN
EMPLOYER ID NO. 82-2733395, PLAN NO. 006
FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2025

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
	State St S&P 500 Indx Sl Cl Ii	Common/Collective Trust Fund	**	$311,196,014
	State St Gbl Allcp Eq Ex-Us Idx Sl Cl Ii	Common/Collective Trust Fund	**	116,069,369
	State St Russell Small/Mid Idx Sl Cl Ii	Common/Collective Trust Fund	**	102,924,941
	Mfs Growth Equity Fund Cl S	Common/Collective Trust Fund	**	98,218,334
	Blackrock Lifepath Dynamic 2045 Fund L	Common/Collective Trust Fund	**	95,922,623
	Blackrock Lifepath Dynamic 2040 Fund L	Common/Collective Trust Fund	**	95,220,303
	Blackrock Lifepath Dynamic 2035 Fund L	Common/Collective Trust Fund	**	93,663,538
	State St Us Bnd Indx Sl Cl Xiv	Common/Collective Trust Fund	**	75,702,740
	Blackrock Lifepath Dynamic 2030 Fund L	Common/Collective Trust Fund	**	75,558,635
	Blackrock Lifepath Dynamic 2050 Fund L	Common/Collective Trust Fund	**	71,551,159
	Blackrock Lifepath Dynamic Retirement Fund L	Common/Collective Trust Fund	**	68,820,880
	Blackrock Lifepath Dynamic 2055 Fund L	Common/Collective Trust Fund	**	49,036,474
*	Evergy, Inc.	Common Stock	**	48,667,405
	Putnam Large Cap Value Trust Ia	Common/Collective Trust Fund	**	45,436,585
	Goldman Sachs Stable Value Inst Cl S	Common/Collective Trust Fund	**	44,222,124
	Blackrock Lifepath Dynamic 2060 Fund L	Common/Collective Trust Fund	**	33,941,063
	T. Rowe Price Overseas Stock I	Mutual Fund	**	25,604,776
	Victory Sycamore Established Value R6	Mutual Fund	**	25,003,014
	PGIM Total Return Bond Fund Cit Cl Lp	Common/Collective Trust Fund	**	24,809,816
	Mfs New Discovery Value R6	Mutual Fund	**	22,841,968
	Jpmorgan 100% U.S. Tr Sec Mm Inst	Money Market Fund	**	22,726,410
	Eagle Mid Cap Growth Cit Fdrs	Common/Collective Trust Fund	**	21,043,850
	DFA Emerging Market Core Equity 2 Port I	Mutual Fund	**	12,773,392
	Pioneer Multi-Sector Fixed Income CL R1	Common/Collective Trust Fund	**	9,320,259
	Blackrock Lifepath Dynamic 2065 Fund L	Common/Collective Trust Fund	**	9,281,379
	Putnam Small Cap Growth Class S	Common/Collective Trust Fund	**	7,572,651
	Blackrock Lifepath Dynamic 2070 Fund L	Common/Collective Trust Fund	**	696,082
*	Empower Self-Directed Brokerage Accounts	Brokerage Account	**	54,989,743
*	Participant Loans	Various participants, interest rates ranging from 4.25% to 13.00% maturing through 2049	**	24,341,301
				$1,687,156,828
*	Represents party-in-interest to the Plan.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Evergy, Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EVERGY, INC. 401(k) SAVINGS PLAN

By:	/s/ John T. Bridson
John T. Bridson

By:	/s/ Steve J. Vetsch
Steve J. Vetsch

By:	/s/ Heather A. Humphrey
Heather A. Humphrey

By:	/s/ Geoffrey T. Ley
Geoffrey T. Ley

By:	/s/ Lesley L. Elwell
Lesley L. Elwell

June 18, 2026